BLACKROCK

. OR IMMEDIATE RELEASE

BlackRock Announces Fourth Quarter and Year-end 2002 Results

CALGARY, ALBERTA, (March 12, 2003) - BlackRock Ventures Inc. (TSE:BVI) announced today the financial and operating results of its 2002 activities. Highlights for the year include:

- Evaluation drilling at Seal, Alberta confirmed a significant heavy oil discovery, application for full-scale development filed;
- Record production revenues and cash flow of $25.4 million and $12.3 million respectively;
- A 14% increase in average daily conventional oil production, to 2,928 barrels per day;
- A 22% increase in established reserves;
- Two successful equity financings that raised $31 million in gross proceeds.

Commenting on its 2002 results, John Festival, President, indicated "Seal continued to have a major impact on our activities. The five wells drilled early in the year helped us establish a 110 well development program on two blocks of land in the area, and we still have four more blocks of land to evaluate. The most significant production and cash flow growth from this discovery will occur in late 2003 and 2004. We recently received regulatory approval for our development plans for the Central Block and we will be drilling development wells throughout the year. We have established a $30 million budget for 2003, much of which will be spent at Seal. In addition to the exciting operating activities, strong crude oil prices in 2002 provided us with record revenues and cash flow".

Financial results

Crude oil revenues increased 80% in 2002 to $25.4 million from $14.1 million in 2001. The increase in revenues is attributable to a 14% percent increase in oil production and a 59% increase in the average crude oil sales price. Conventional crude oil production averaged 2,928 barrels per day in 2002, compared to 2,575 barrels per day in 2001. The increase in production reflects successful drilling in the Seal area, in northern Alberta early in the year and the Fall drilling program at Lloydminster.

Heavy oil prices in 2002 were strong throughout most of the year. BlackRock received an average wellhead price of $23.78 per barrel in 2002 compared to $15.00 per barrel in 2001. The higher wellhead prices were attributable to slightly higher WTI reference prices and significantly lower heavy oil differentials. OPEC production quotas and the political instability in Venezuela contributed to higher heavy prices this year.

The increased revenues contributed to record cash flows for the year. Cash flow from operations was $12.3 million in 2002, or $0.18 per share compared to $5.6 million, or $0.10 per share in 2001. Net earnings increased 585% in 2002 to $3.8 million compared to $0.6 million in 2001.

Netbacks (per boe)	Three months ended December 31,		Year ended December 31,	
	2002	2001	2002	2001
Revenue	$23.63	$10.06	$23.78	$15.00
Royalties	3.48	1.09	3.85	1.82
Operating costs	8.38	5.73	6.77	5.49
Field netback	$11.77	$ 3.24	$13.16	$ 7.69

Crude oil prices dropped in the fourth quarter reflecting seasonal widening of heavy oil differentials. These lower prices resulted in lower revenues and cash flow compared with the third quarter. In the fourth quarter of 2002, revenues were $6.4 million compared to $2.1 million for the fourth quarter of 2001.The wellhead price in the three months ended December 31, 2002 was $23.68 per barrel compared to $10.06 per barrel in the fourth quarter of 2001. Operating costs in the fourth quarter of 2002 were higher than previous quarters due, in part, to a start-up costs related to a number of new wells coming on production from our Fall drilling program, as well as several large well servicing activities during the quarter.

Operations Review

Total capital expenditures in 2002 were $11.4 million. A total of 24 wells were drilled during the year, five at Seal and 19 in the Lloydminster area. The success at Seal resulted in BlackRock filing a development application with the Alberta Energy Utilities Board to drill up to 80 horizontal wells on the Central block. This application was recently approved and BlackRock plans to drill 27 wells on this block this year. BlackRock will file another development application in 2003 or early 2004 to drill 30 to 40 horizontal wells on the Eastern block at Seal. Evaluation testing on the four remaining blocks of land at Seal will occur during the first quarter of 2003.

At the Company's Hilda Lake SAGD pilot, BlackRock acquired the remaining 25% interest in the project in 2002 and now has a 100% working interest. BlackRock expects its 20,000 barrel per day commercial development application to be approved in 2003.

BlackRock drilled 19 wells at Lloydminster last year. Activity was focused on our core properties of Forest Bank and Maidstone, where the Company drilled 14 Sparky and Waseca oil wells. BlackRock also had exploration success on new prospects at Lindbergh and Marsden. Additional drilling on both of these prospects is planned for summer 2003.

Production(bbl/day)	Three months ended December 31,		Year ended December 31,	
	2002	2001	2002	2001
Conventional heavy oil				
Lloydminster	2,090	2,145	2,121	2,460
Seal	826	88	807	115
	2,916	2,233	2,928	2,575
Hilda Lake	443	663	486	551
	3,359	2,896	3,414	3,126

The Company's established oil and gas reserves (proven plus 50% probable) increased 22% to 10.1 million barrels equivalent in 2002. BlackRock's reserves were evaluated by Sproule Associates Limited, independent engineering consultants.

	Oil Reserves	Natural Gas Reserves	Present Value of Future Cash Flow from Reserves Discounted at		
	Gross	Gross	0%	10%	15%
	(Mbbls)	(mmcf)		($000's)	
Proved developed producing	2,521	237	24,284	21,435	20,303
Proved non-producing	855	345	9,508	6,172	5,227
Proved undeveloped	4,636	141	32,430	21,451	17,734
Total proven	8,012	723	66,222	49,058	43,264
Probable at 50%	1,918	-	16,306	9,550	7,616
Total	9,930	723	82,528	58,608	50,880

At Seal, Sproule has assigned 5.5 million established reserves as at December 31, 2002, a 53% increase from 2001. As at December 31, 2002, the reserve report includes reserves for the eight wells drilled to date and 41 (20.5 net) development locations on the Central and Eastern blocks. As the Seal development continues we expect to increase reserves from additional development locations on these blocks. In addition, the reserve report does not include any reserves for the four untested blocks at Seal. No reserves have been assigned by Sproule to the Hilda Lake SAGD project. The Company's internal estimate is 191 million barrels of recoverable oil.

This news release contains forward-looking information. Actual future results may differ materially from those contemplated. The risks, uncertainties and other factors that could influence actual results are described in documents filed with regulatory authorities.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI),
visit our website, www.blackrock-ven.com

BLACKROCK VENTURES INC.
STATEMENTS OF OPERATIONS AND DEFICIT

(Cdn $ in thousands, except per share amounts)	Three months ended December 31, 2002	Three months ended December 31, 2001	Twelve months ended December 31, 2002	Twelve months ended December 31, 2001
	(unaudited)			
Revenues				
Oil and gas	$ 6,338	$ 2,068	$ 25,414	$ 14,095
Royalties	(934)	(223)	(4,117)	(1,714)
	5,404	1,845	21,297	12,381
Expenses				
Production	2,247	1,177	7,232	5,155
General and administrative	350	238	1,395	1,257
Depletion and depreciation	1,828	1,018	5,878	4,616
	4,425	2,433	14,505	11,028
Earnings (loss) before undernoted	979	(588)	6,792	1,353
Other income				
Interest income	233	18	511	195
Earnings (loss) before income taxes	1,212	(570)	7,303	1,548
Income taxes (note 5)				
Current	258	91	877	558
Future	373	(372)	2,610	433
	631	(281)	3,487	991
Earnings (loss) for the period	581	(289)	3,816	557
Deficit, beginning of period	(7,462)	(10,408)	(10,697)	(11,254)
Deficit, end of period	(6,881)	(10,697)	(6,881)	(10,697)
Earnings (loss) per share	$ 0.01	$ (0.01)	$ 0.06	$ 0.01

All revenues and expenses from the Company's Hilda Lake SAGD pilot project are being recorded as an adjustment to capitalized costs until the project reaches the commercial production stage.

At December 31, 2002, the Company had 72,357,638 common shares outstanding.

BLACKROCK VENTURES INC.
STATEMENTS OF CASH FLOWS

	Three months ended December 31,		Twelve months ended December 31,	
(Cdn $ in thousands)	2002	2001	2002	2001
	(unaudited)			
Cash provided by (used in):				
Operating Activities				
Earnings (loss) for the period	$ 581	$ (289)	$ 3,816	$ 557
Non-cash charges to earnings				
Depletion and depreciation	1,828	1,018	5,878	4,616
Future income taxes	373	(372)	2,610	433
Cash flow from operations	2,782	357	12,304	5,606
Net change in non-cash working capital	(1,121)	(175)	(2,263)	(233)
	1,661	182	10,041	5,373
Investment Activities				
Additions to oil and gas properties	(3,686)	(1,334)	(11,432)	(9,052)
Sale of oil and gas properties	-	-	505	1,341
Other assets	(10)	1	(16)	(10)
Net change in non-cash working capital	1,552	(1,104)	3,457	(6,868)
	(2,144)	(2,437)	(7,486)	(14,589)
Financing Activities				
Net proceeds on issue of common shares	118	79	29,806	175
Increase (Decrease) in cash	(365)	(2,176)	32,361	(9,041)
Cash and term deposits, beginning of period	34,419	3,869	1,693	10,734
Cash and term deposits, end of period	$ 34,054	$ 1,693	$ 34,054	$ 1,693

BLACKROCK VENTURES INC.

BALANCE SHEETS

(Cdn $ in thousands)	December 31, 2002	December 31, 2001
Assets		
Current		
Cash and term deposits	$ 34,054	$ 1,693
Accounts receivable	4,199	1,132
Prepaid expenses	187	118
	38,440	2,943
Oil and gas properties (note 2)	49,435	43,823
Other assets	60	70
	$ 87,935	$ 46,836
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accruals	$ 6,111	$ 1,781
Provision for site restoration	1,156	618
Future income taxes (note 5)	6,880	5,188
	14,147	7,587
Shareholders' Equity		
Common shares (note 3)	80,669	49,946
Deficit	(6,881)	(10,697)
	73,788	39,249
	$ 87,935	$ 46,836

BLACKROCK VENTURES INC.
Notes to Financial Statements
Year ended December 31, 2002
(unaudited)

1. Accounting policies

The accounting policies of the Company are in accordance with accounting principles generally accepted in Canada. Those policies considered significant are outlined below:

(a) Oil and gas properties

The full cost method of accounting is followed whereby all costs associated with the acquisition, exploration and development of oil and gas properties are capitalized.

Such capitalized costs include lease acquisition, geological and geophysical, drilling, plant and equipment costs and related overhead.

Proceeds from the disposal of properties are applied as a reduction of the cost of the remaining assets, except when such a disposal would alter the rate of depletion and depreciation by more than 20%, in which case a gain or loss on disposal is recorded. Revenues and costs associated with the Company's output from its Hilda Lake bitumen property are being recorded as an adjustment to the capitalized costs until the project reaches the commercial production stage.

Capitalized costs less accumulated depletion, depreciation, the provision for site restoration and future income taxes are limited to the sum of the following (the "cost ceiling"): (i) the estimated undiscounted future net revenue derived from proved reserves net of future development costs, financing costs, production related general and administrative costs and income taxes; and (ii) the cost less the impairment of unproved properties.

The Company's exploration, development and production activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

(b) Depreciation, depletion and amortization

Depreciation and depletion for oil and gas properties are calculated using the unit-of-production method which is based on production volumes, before royalties, and proved reserve volumes as estimated by an independent petroleum engineering firm. Gas volumes are converted to equivalent oil volumes based on the relative energy content of six thousand cubic feet of gas to one barrel of oil. Included in oil and gas properties are expenditures related to unproven properties which have been excluded from the depletion calculation until such time as it is determined whether proved reserves are attributable to the properties or impairment in value has occurred.

(c) Revenue Recognition

Revenues associated with the sale of the Company's crude oil and natural gas are recognized when title passes from the Company to the customer.

(d) Site restoration costs

Estimated removal and site restoration costs of oil and gas properties are charged to earnings over the estimated life of the properties by the unit-of-production method, based on commercially recoverable proved reserves.

(e) Stock option plan

The Company has a stock option plan which is described in note 3. No expense is recognized for this plan when stock options are issued. Any consideration paid by the option holder on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

(f) Cash and short-term investments

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist primarily of term deposits. Cash equivalents and short-term investments are stated at cost, which approximates market value.

(g) Use of estimates

The amounts recorded for depletion, depreciation and amortization of property and equipment and the provision for future site restoration are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(h) Per share amounts

Basic earnings per share is calculated by dividing earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if stock options were exercised. The treasury stock method is used to determine the dilutive effect of stock options.

2. Oil and Gas Properties

(Cdn $ in thousands)	2002	2001
Petroleum and natural gas interests	$ 46,991	$ 34,971
Accumulated depletion and depreciation	(11,911)	(6,595)
	35,080	28,376
Hilda Lake SAGD project	14,355	15,447
	$ 49,435	$ 43,823

During the year ended December 31, 2002, the Company capitalized $631,000 (2001 – $574,000) of general and administrative costs related to exploration and development activity.

At December 31, 2002, the depletion and depreciation calculation excluded unproved properties of $20,529,000 (2001 - $20,755,000).

The Company's activities include the construction and operation of a pilot plant on its Hilda Lake Alberta bitumen property using the Steam Assisted Gravity Drainage ("SAGD") technology, following which a determination will be made regarding commercial production. The recoverability of expenditures incurred on the Hilda Lake property is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the property, and upon future profitable production, or alternatively upon the Company's ability to dispose of its interest for net proceeds in excess of the carrying value of its interest.

The carrying amount of the Company's oil and gas properties is limited to the net cash flows from proven reserves. In calculating net future cash flows, a heavy oil reference price (Hardisty Lloydblend) of $37.66 per barrel and a natural gas price of $5.97 per thousand cubic feet were used.

3. Capital Stock

(a) Authorized:

Unlimited number of common shares, without nominal or par value

Unlimited number of preferred shares, without nominal or par value

(b) Issued:

(Cdn $ in thousands)	Number of Shares		Amount
Common shares			
Balance December 31, 2000	53,959,304	$	49,771
Stock options exercised	242,000		175
Balance December 31, 2001	54,201,304		49,946
Issued for cash	17,000,000		31,000
Issue costs, net of tax benefits	-		(1,161)
Stock options exercised	1,156,334		884
Balance December 31, 2002	72,357,638	$	80,669

c) Stock options

The Company has established a stock option plan pursuant to which common shares are available for the granting of incentive stock options. Pursuant to the plan, the exercise price of the option cannot be less than the market price of the common shares on the day the option is granted. The options generally vest over a two or three year period and are issued for a maximum term of 10 years. Incentive stock options totaling 5,514,634 common shares were outstanding at December 31, 2002. On July 15, 2002, the Company issued two million stock options to the officers of the Company. The Company presently does not have a sufficient number of Common Shares available and reserved for issuance pursuant to the exercise of options under the Company" Stock Option Plan, and the granting of such options is conditional on the Company obtaining the approval of shareholders at the next meeting of shareholders to increase the maximum number of Common Shares issuable under the Stock Option Plan.

Changes in the number of shares issuable under outstanding options were as follows:

	Number of Shares		Range of Exercise Prices Per Share		Average Exercise Price Per Share
Balance December 31, 2000	5,020,300	$	0.57 – 2.00	$	0.81
Granted	62,500		0.91 – 1.06		1.04
Cancelled	(551,666)		0.70 – 2.00		1.89
Exercised	(242,000)		0.70		0.70
Balance December 31, 2001	4,289,134	$	0.57 – 1.70	$	0.68
Granted	2,465,000		1.94 – 2.40		2.24
Cancelled	(83,166)		0.70 – 1.70		1.35
Exercised	(1,156,334)		0.70 – 1.40		0.76
Balance December 31, 2002	5,514,634	$	0.57 – 2.40	$	1.35

The following table sets forth information about stock options outstanding as at December 31, 2002.